SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                            Star Bulk Carriers Corp.
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                                (Name of Issuer)

                          Common Stock, par value $0.01
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    Y8162K105
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                                 (CUSIP Number)

                                December 31, 2008
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             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [_]  Rule 13d-1(b)

               [_]  Rule 13d-1(c)

               [X]  Rule 13d-1(d)


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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K105

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Prokopios Tsirigakis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [_]
                                                                     (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     2,127,345 (1)

6.   SHARED VOTING POWER

7.   SOLE DISPOSITIVE POWER

     2,127,345 (1)

8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,127,345 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.5%

12.  TYPE OF REPORTING PERSON*

     IN

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(1)  Includes warrants to purchase 50,000 shares of the Issuer's common stock, par value $.01 per share, at an exercise price of $8.00 per share, that are exercisable within sixty days.

CUSIP No.   Y8162K105

Item 1(a).  Name of Issuer:

            Star Bulk Carriers Corp.
            -----------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            7, Fragoklisias street, 2nd floor
            Maroussi 151 25,
            Athens, Greece
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Item 2(a).  Name of Persons Filing:

            Prokopios Tsirigakis
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Item 2(b).  Address of Principal Business Office, or if None, Residence:

            c/o Star Bulk Carriers Corp.
            7, Fragoklisias street, 2nd floor
            Maroussi 151 25,
            Athens, Greece
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Item 2(c).  Citizenship:

            Greece
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Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01
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Item 2(e).  CUSIP Number:

            Y8162K105
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Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  [_]  An investment adviser in accordance with Rule 13d-
               1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

     (j)  [_]  A non-U.S. institution in accordance with Rule 13d-
               1(b)(1)(ii)(J);

     (k)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:

            2,127,345 (1)
            -----------------------------------------------------------------

     (b)    Percent of class:

            3.5%
            -----------------------------------------------------------------

     (c)    Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  2,127,345 (1)
                  -----------------------------------------------------------

            (ii)  Shared power to vote or to direct the vote

                  0
                  -----------------------------------------------------------

            (iii) Sole power to dispose or to direct the disposition of

                  2,127,345 (1)
                  -----------------------------------------------------------

            (iv)  Shared power to dispose or to direct the disposition of

                  0
                  -----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

            -----------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            N/A
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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            N/A
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Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            N/A
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Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A
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Item 10. Certifications.

            N/A
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


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009


PROKOPI0S TSIRIGAKIS


By: /s/ Prokopios Tsirigakis
    ------------------------
Name:  Prokopios Tsirigakis
Title: Chief Executive Officer and
       President of Star Bulk
       Carriers Corp.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).






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